SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No.     )*

Zillow, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

98954A107

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Exhibit Index on Page 14

CUSIP # 98954A107	Page 2 of 16

1	NAME OF REPORTING PERSONS TCV V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,246,029 shares of Class A Common Stock (A)
	6	SHARED VOTING POWER -0- shares of Class A Common Stock
	7	SOLE DISPOSITIVE POWER 4,246,029 shares of Class A Common Stock (A)
	8	SHARED DISPOSITIVE POWER -0- shares of Class A Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,246,029 shares of Class A Common Stock (A)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 22.9%
12	TYPE OF REPORTING PERSON* PN

(A)	Please see Item 4.

CUSIP # 98954A107	Page 3 of 16

1	NAME OF REPORTING PERSONS TCV Member Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 82,450 shares of Class A Common Stock (A)
	6	SHARED VOTING POWER -0- shares of Class A Common Stock
	7	SOLE DISPOSITIVE POWER 82,450 shares of Class A Common Stock (A)
	8	SHARED DISPOSITIVE POWER -0- shares of Class A Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 82,450 shares of Class A Common Stock (A)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.4%
12	TYPE OF REPORTING PERSON* PN

(A)	Please see Item 4.

CUSIP # 98954A107	Page 4 of 16

1	NAME OF REPORTING PERSONS Technology Crossover Management V, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,328,479 shares of Class A Common Stock (A)
	6	SHARED VOTING POWER -0- shares of Class A Common Stock
	7	SOLE DISPOSITIVE POWER 4,328,479 shares of Class A Common Stock (A)
	8	SHARED DISPOSITIVE POWER -0- shares of Class A Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,328,479 shares of Class A Common Stock (A)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 23.3%
12	TYPE OF REPORTING PERSON* OO

(A)	Please see Item 4.

CUSIP # 98954A107	Page 5 of 16

1	NAME OF REPORTING PERSONS Jay C. Hoag
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,437 shares of Class A Common Stock (A)
	6	SHARED VOTING POWER 4,328,479 shares of Class A Common Stock (A)
	7	SOLE DISPOSITIVE POWER 4,437 shares of Class A Common Stock (A)
	8	SHARED DISPOSITIVE POWER 4,328,479 shares of Class A Common Stock (A)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,332,916 shares of Class A Common Stock (A)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 23.3%
12	TYPE OF REPORTING PERSON* IN

(A)	Please see Item 4.

CUSIP # 98954A107	Page 6 of 16

1	NAME OF REPORTING PERSONS Richard H. Kimball
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0- shares of Class A Common Stock
	6	SHARED VOTING POWER 4,328,479 shares of Class A Common Stock (A)
	7	SOLE DISPOSITIVE POWER -0- shares of Class A Common Stock
	8	SHARED DISPOSITIVE POWER 4,328,479 shares of Class A Common Stock (A)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,328,479 shares of Class A Common Stock (A)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 23.3%
12	TYPE OF REPORTING PERSON* IN

(A)	Please see Item 4.

CUSIP # 98954A107	Page 7 of 16

1	NAME OF REPORTING PERSONS John L. Drew
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0- shares of Class A Common Stock
	6	SHARED VOTING POWER 4,328,479 shares of Class A Common Stock (A)
	7	SOLE DISPOSITIVE POWER -0- shares of Class A Common Stock
	8	SHARED DISPOSITIVE POWER 4,328,479 shares of Class A Common Stock (A)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,328,479 shares of Class A Common Stock (A)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 23.3%
12	TYPE OF REPORTING PERSON* IN

(A)	Please see Item 4.

CUSIP # 98954A107	Page 8 of 16

1	NAME OF REPORTING PERSONS Jon Q. Reynolds, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0- shares of Class A Common Stock
	6	SHARED VOTING POWER 4,328,479 shares of Class A Common Stock (A)
	7	SOLE DISPOSITIVE POWER -0- shares of Class A Common Stock
	8	SHARED DISPOSITIVE POWER 4,328,479 shares of Class A Common Stock (A)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,328,479 shares of Class A Common Stock (A)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 23.3%
12	TYPE OF REPORTING PERSON* IN

(A)	Please see Item 4.

CUSIP # 98954A107	Page 9 of 16

ITEM 1(A).	NAME OF ISSUER

Zillow, Inc.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

1301 Second Avenue, Floor 31
Seattle, Washington 98101

ITEM 2(A).	NAME OF PERSONS FILING

This statement is being filed by (1) TCV V, L.P., a Delaware limited partnership (“TCV V”), (2) TCV Member Fund, L.P., a Cayman Islands exempted limited partnership (“Member Fund” and, together with TCV V, the “TCV Funds”), (3) Technology Crossover Management V, L.L.C., a Delaware limited liability company (“TCM V” and together with the TCV Funds, the “TCV Entities”), (4) Jay C. Hoag (“Mr. Hoag”), (5) Richard H. Kimball (“Mr. Kimball”), (6) John L. Drew (“Mr. Drew”) and (7) Jon Q. Reynolds Jr. (“Mr. Reynolds”). Mr. Hoag, Mr. Kimball, Mr. Drew and Mr. Reynolds are collectively referred to as the “Members.” The TCV Entities and the Members are sometimes collectively referred to herein as the “Reporting Persons.”

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The mailing address for each of the Reporting Persons is:

c/o Technology Crossover Ventures
528 Ramona Street
Palo Alto, California 94301

ITEM 2(C)	CITIZENSHIP

TCV V is a Delaware limited partnership, Member Fund is a Cayman Islands exempted limited partnership and TCM V is a Delaware limited liability company. The Members are each United States citizens.

ITEM 2(D) AND (E).	TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER

Class A Common Stock, $0.0001 par value
CUSIP Number: 98954A107

ITEM 3.	Not applicable.

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the Class A Common Stock of the Issuer by the persons filing this Statement is provided as of December 31, 2011:

CUSIP # 98954A107	Page 10 of 16

Name of Reporting Person	(a) Amount beneficially owned		(b) Percent of Class*	(c) Number of shares as to which person has:
				Sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of	Shared power to vote or to direct the vote, and shared power to dispose or to direct the disposition of
TCV V, L.P.	4,246,029		22.9%	4,246,029	—
TCV Member Fund, L.P.	82,450		0.4%	82,450	—
Technology Crossover Management V, L.L.C.	4,328,479		23.3%	4,328,479	—
Jay C. Hoag	4,332,916	**	23.3%	4,437	4,328,479
Richard H. Kimball	4,328,479		23.3%	—	4,328,479
John L. Drew	4,328,479		23.3%	—	4,328,479
Jon Q. Reynolds, Jr.	4,328,479		23.3%	—	4,328,479

*	All percentages in this table are based on 18,580,966 shares of Class A Common Stock outstanding on December 31, 2011, as reported by Zillow, Inc.
**	Of which 4,437 are options to purchase shares of Class A Common Stock that are exercisable within 60 days of December 31, 2011. Mr. Hoag has sole dispositive power over the stock options and the underlying shares of Class A Common Stock. However, TCV Management 2004, L.L.C. (“TCM 2004”) owns 100% of the pecuniary interest therein. The Members are members of TCM 2004, but each disclaims beneficial ownership of such shares except to the extent of their respective pecuniary interest therein.

Each of the TCV Funds has the sole power to dispose or direct the disposition of the shares which it holds directly, and has the sole power to vote or direct the vote of such shares.

TCM V is the sole general partner of TCV V and a general partner of Member Fund and may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by TCV V and Member Fund. TCM V disclaims beneficial ownership of such shares except to the extent of its pecuniary interest therein. The Members are Class A Members of TCM V and may be deemed to have shared power to vote and shared power to dispose of shares of the Issuer directly owned by TCV V and Member Fund. Each of the Members and TCM V disclaim beneficial ownership of such shares except to the extent of their respective pecuniary interest therein.

The Reporting Persons may be deemed to be acting as a group in relation to their respective holdings in the Company but do not affirm the existence of any such group.

Except as set forth in this Item 4, each of the Reporting Persons disclaims beneficial ownership of any shares owned beneficially or of record by any other Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

☐ Yes

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

CUSIP # 98954A107	Page 11 of 16

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATION.

Not applicable.

CUSIP # 98954A107	Page 12 of 16

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2012

TCV V, L.P.
a Delaware limited partnership,

Technology Crossover Management V, L.L.C.
a Delaware limited liability company, its General Partner

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Title:	Authorized Signatory

TCV MEMBER FUND, L.P.
a Cayman Islands exempted limited partnership,

Technology Crossover Management V, L.L.C.
a Delaware limited liability company, its General Partner

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Title:	Authorized Signatory

TECHNOLOGY CROSSOVER MANAGEMENT V, L.L.C.
a Delaware limited liability company

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Title:	Authorized Signatory

JAY C. HOAG

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Title:	Attorney in Fact

CUSIP # 98954A107	Page 13 of 16

RICHARD H. KIMBALL

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Title:	Attorney in Fact

JOHN L. DREW

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Title:	Attorney in Fact

JON Q. REYNOLDS, JR.

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Title:	Attorney in Fact

CUSIP # 98954A107	Page 14 of 16

EXHIBIT INDEX

Exhibit

Exhibit 1:	Agreement of Joint Filing

CUSIP # 98954A107	Page 15 of 16

EXHIBIT 1

Joint Filing Agreement

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the common stock, par value $0.0001 per share, of Zillow, Inc., a Washington corporation, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 13th day of February, 2012.

TCV V, L.P.
a Delaware limited partnership,

Technology Crossover Management V, L.L.C.
a Delaware limited liability company, its General Partner

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Title:	Authorized Signatory

TCV MEMBER FUND, L.P.
a Cayman Islands exempted limited partnership,

Technology Crossover Management V, L.L.C.
a Delaware limited liability company, its General Partner

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Title:	Authorized Signatory

TECHNOLOGY CROSSOVER MANAGEMENT V, L.L.C.
a Delaware limited liability company

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Title:	Authorized Signatory

CUSIP # 98954A107	Page 16 of 16

JAY C. HOAG

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Title:	Attorney in Fact

RICHARD H. KIMBALL

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Title:	Attorney in Fact

JOHN L. DREW

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Title:	Attorney in Fact

JON Q. REYNOLDS, JR.

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Title:	Attorney in Fact